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July 13, 2021

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Lucid Diagnostics Inc.
Draft Registration Statement on Form S-1
Submitted January 21, 2020
CIK No. 0001799011

Ladies and Gentlemen:

On behalf of Lucid Diagnostics Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 18, 2020, relating to the above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”).

For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold and italics and set forth the Company’s response in regular font immediately thereafter. Captions and page references herein correspond to the revised draft Registration Statement being submitted concurrently with this letter. Capitalized terms used but not defined herein have the meanings ascribed to them in the revised draft Registration Statement.

Draft Registration Statement on Form S-1 filed on January 21, 2020

Cover Page

1.	We note your disclosure that you cannot guarantee that your common stock will be approved for listing on the Nasdaq Capital Market. Please clarify your disclosure to state whether the listing of your common stock on the Nasdaq Capital Market is a condition to this offering.

The Company has revised the disclosure on the cover page and on pages 50, 140 and 143 of the Registration Statement, as requested, to clarify that the listing of the Company’s common stock on Nasdaq is a condition to the offering.

Securities and Exchange Commission

July 13, 2021

Summary

Our Business and Lead Products, page 2

2.	We note your references to EsoGuard as “accurate” and “highly accurate.” Please place these selective references in appropriate context by briefly discussing the limited data available to date. Please also revise to explain in what sense the products you license from Case Western Reserve University (CWRU) are “revolutionary.”

With respect to the statement that EsoGuard is “highly accurate,” the Company has revised the Registration Statement, as requested. In lieu of describing EsoGuard as highly accurate in the prospectus summary, the Company has included quantitative disclosure regarding the sensitivity of the test and described the limitations of the published study from which the sensitivity figure was derived. Please refer to page 7 of the Registration Statement. While the Company continues to describe EsoGuard as “highly accurate” on pages 71, 90 and 98 of the Registration Statement, based on the revised disclosure described above, which appears along with additional detail on pages 70 to 71 of the Registration Statement, the Company believes it has provided appropriate context for this statement.

With respect to the statement that the products based on the technology licensed from CWRU are “revolutionary,” the Company has removed such references from the Registration Statement.

License Agreement, page 5

3.	Please revise your disclosure to quantify the equity paid to CWRU. Please revise paragraph two to disclose the royalty rates, including the yearly royalty rate, due to CWRU in a range not to exceed 10%. Likewise, please revise paragraph two to quantify the milestone payments due to CWRU. Please also expand your disclosure to state the expiry dates of the patents related to the termination provisions. Please make corresponding changes under “License Agreement” at page 55 of your prospectus.

The Company has revised the disclosure on pages 105 to 106 and 134 of the Registration Statement, as requested, to include the royalty rates, the amount of the milestone payments, and the expiration dates of the patents relating to the termination provisions.

Spin-Off, page 7

4.	We note that PAVmed intends to distribute to its shareholders 530,000 of Lucid Diagnostics by means of a special dividend to its shareholders in connection with the closing of the Lucid Diagnostics initial public offering. Please tell us whether you plan to register the spin off or provide us with your analysis supporting your conclusion that you are not required to do so.

We respectfully advise the Staff that PAVmed no longer intends to spin off shares of the Company’s common stock to PAVmed’s stockholders in connection with the Company’s initial public offering, and that the Registration Statement has been revised to remove all references to the spin off. Accordingly, we respectfully submit that this comment is no longer applicable.

Securities and Exchange Commission

July 13, 2021

Use of Proceeds, page 7

5.	Please revise here, as well as at page 40 under “Use of Proceeds” to clarify whether the net proceeds of the offering will be sufficient to fund the clinical trials and regulatory clearance or approval from the FDA. If a material amount of other funds is necessary, please revise to state the amount necessary and sources of such other funds.

The Company has revised the disclosure on pages 12 and 56 of the Registration Statement, as requested, to clarify that the net proceeds of the initial public offering are expected to be sufficient to fund the uses described under “Use of Proceeds,” including the clinical trials and regulatory clearance of EsoGuard and EsoCheck as an IVD.

Critical Accounting Policies, page 45

6.	We note from pages 6 , F-12 and II-3 that you granted 620,000 stock options during the nine months ended September 30, 2019, you intend to issue a $5.1 million convertible promissory note with a conversion price of $2.00 per share, and you intend to enter into a securities purchase agreement with certain accredited investors for the purchase of 2,000,000 common stock in a private placement at a purchase price of $2.00 per share. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

We respectfully advise the Staff that the Company no longer intends to complete a private placement with accredited investors prior to the initial public offering, and the Registration Statement has been revised to remove all references to the private placement. Accordingly, we respectfully submit that this comment, as it relates to the private placement, is no longer applicable. The Company’s response to this comment, as it relates to the stock options and convertible promissory note referenced above, is set forth below.

Securities and Exchange Commission

July 13, 2021

Stock Option Pricing

Between February 2019 and August 2019, the Company issued 620,000 stock options with a weighted average exercise price of $1.02 per share. Of such stock options, 600,000 had an exercise price of $1.00 per share and 20,000 had an exercise price of $1.50 per share. The board of directors of the Company considered many factors to establish the exercise price for these stock options, including the following:

a.	Private Company Securities. The stock options were for the purchase of private company securities with no trading market.

b.	Development Stage. The Company was at an early stage of development, was pre-revenue, had no FDA approved products, had negligible defined infrastructure and operations, and had an uncertain commercial path and unproven regulatory strategy to gain FDA market approval.

c.	Pricing Precedents. In May 2018, when stock options were issued to the three physician founders (minority stockholders), the Company negotiated exercise prices of $0.50 per share, which valued the Company by inference at $5 million (based on 10.0 million shares of the Company’s common stock then outstanding).

d.	Market Capitalization of Parent. The Company was at all times majority owned (approximately 81.9%) by its public parent company, PAVmed (Nasdaq: PAVM). The Company’s board of directors considered the equity valuation of the Company that could be inferred from PAVmed’s market capitalization over time.

(1)	PAVmed’s market capitalization was approximately $28 million just prior to, and immediately after, its public announcement in May 2018 that it was forming the Company and that the Company had acquired the license for the EsoCheck and EsoGuard technology from CWRU. By implication it was reasonable to conclude that the market deemed the Company’s value to be de minimis at such time.

(2)	In February 2019, when the next substantive tranche of stock options (nearly 50% of the 2019 grants) were issued, PAVmed’s market cap was relatively unchanged compared to the market cap that existed at the time the Company was formed in May 2018 (with little fluctuation during the intervening period). By implication it was reasonable to conclude that the Company’s value also remained unchanged.

(3)	Between February 2019 and August 2019, PAVmed’s market cap had increased only 32%. Even if the entire increase in market capitalization was attributed to the Company, this would still imply a value of less than $10 million in the aggregate (or less than $1.00 per share). Furthermore, the Company’s intended product offering was only one of several medical devices in PAVmed’s portfolio. Consequently, it is reasonable to conclude only a portion of PAVmed’s market cap increase was attributable to increased value of the Company.

Securities and Exchange Commission

July 13, 2021

e.	Arms’-Length Negotiation. The 620,000 stock options issued in 2019 were issued to newly hired employees (600,000 options) as an inducement to join the Company and to a critical consultant (20,000 options) engaged in a new activity on behalf of the Company. None of the 2019 options were issued to related parties, affiliates, directors, or PAVmed executive officers.

Accounting Fair Value Determination

As stated in the Registration Statement, stock options granted to employees are based upon the fair value of the award and are measured on the grant date. For non-employees, the fair value of the award is re-measured on vesting dates and interim reporting dates until the service period is completed. The fair value is then recognized over the period which services are required which generally corresponds to the vesting dates. The Company’s board of directors intended that all options be granted at an exercise price per share not less than the fair market value of the common stock on the date of grant. Given the absence of an active trading market for the Company’s common stock, determining the fair value required the Company’s board of directors to make complex and subjective judgements. As stated above, the Company’s board of directors considered many factors in determining exercise prices that were used in granting the stock options since the inception of the Company.

At each stock option grant date for employees and each vesting date for non-employees, the Company engaged an independent third-party valuation specialist to determine the fair value of the Company’s common stock at such time. The valuations were prepared in accordance with the guideline outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. The price per share common stock of the Company used in the computation of estimated fair value of stock options granted under the Company’s 2018 Long-Term Incentive Equity Plan was estimated using a discounted cash flow method applied to a multi-year forecast of future cash flows of the Company. For each valuation prepared in accordance with the aforementioned methodology and time frame, the fair value of the company stock was less than the exercise price ascribed to each stock option grant, with Company stock per share fair value amounts ranging between $0.44 and $0.90 during this time.

Securities and Exchange Commission

July 13, 2021

The Company used the Black-Scholes valuation model to estimate the fair value of stock options granted under the Company’s 2018 Long-Term Incentive Equity Plan which required the Company to make certain estimates and assumptions, with the weighted-average valuation assumptions for stock-based awards, as follows:

a.	the risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period commensurate with the expected term of the stock option;

b.	the expected term of stock options represents the period of time stock options are expected to be outstanding, which for employees is the expected term derived using the simplified method and for non-employees is the remaining contractual term;

c.	the expected stock price volatility is based on historical stock price volatilities of similar entities within the medical device industry over the period commensurate with the expected term or remaining contractual term of the respective stock option; and

d.	the expected dividend yield is based on annual dividends of $0.00 as there has not been a dividend paid to-date, and there is no plan to pay dividends for the foreseeable future.

Convertible Promissory Note Pricing

Since the initial submission of the Registration Statement, PAVmed has continued to fund the operations of the Company through working capital cash advances. In September 2019, when the Company’s board of directors originally contemplated the conversion of amounts owed to PAVmed into equity in connection with an initial public offering, the board authorized the Company to issue to PAVmed a convertible promissory note representing outstanding amounts owed by the Company to PAVmed for working capital advances and amounts due under the Management Services Agreement (the “MSA”), with a conversion price of $1.50 per share. In February 2020, when the Company’s board of directors again considered this matter, it authorized the issuance of a convertible promissory note with a conversion price of $2.00 per share, with the higher conversion price reflecting the revised terms of the previously contemplated private placement that had been expected to take place prior to the initial public offering.

As of June 1, 2021, the Company owed PAVmed approximately $22.4 million related to working capital cash advances and earned, but unpaid, fees incurred under the MSA. On June 1, 2021, in keeping with the prior authorizations of the Company’s board of directors, as confirmed by the board in March 2021, the Company issued to PAVmed a Senior Unsecured Promissory Note (the “Promissory Note”) with a face value principal of $22.4 million, an annual interest rate of 7.875%, and maturity date of May 18, 2028. The Promissory Note provides for the partial or full repayment of the face value principal and accrued but unpaid interest thereon by the conversion of such amounts into shares of the Company’s common stock, at a conversion price of $2.00 per share of such common stock, with such conversion at the election of PAVmed. Upon the completion of this offering, PAVmed intends to immediately convert the Promissory Note into the Company’s common stock as provided in the Promissory Note. The Company has revised the Registration Statement throughout to reflect that the issuance of the Promissory Note in exchange for cancellation of the working capital cash advances and, where applicable, to reflect its expected conversion into shares of the Company’s common stock.

Securities and Exchange Commission

July 13, 2021

In establishing the conversion price for the Promissory Note, the Company’s board of directors considered multiple factors, including the following:

●	the Company’s stage of development at the time of board authorization and when working capital cash advances were provided to the Company;

●	the Company’s financial condition and operating results;

●	the Company’s status as to the EsoGuard IVD clinical trial and its commercial launch for the EsoGuard LDT at the time of board authorization and when working capital cash advances were provided to the Company;

●	the lack of a trading market for the Company’s common stock;

●	the implied pre-money value of the Company’s common stock, at the time working capital cash advances were made to the Company;

●	the relationship between the implied pre-money value of the Company and the market capitalization of PAVmed, its parent company, at the time of board authorization and when working capital cash advances were made to the Company; and

●	the independent third-party valuations to determine the fair value of the Company’s common stock at such time of the aforementioned options grants that reflected share prices that were substantially below the contracted conversion price in the PAVmed convertible promissory note.

Comparison to Offering Price Range

Based upon preliminary discussions with the lead underwriters, the Company expects offering price per share in the initial public offering will exceed the exercise price of the aforementioned options and the conversion price of the Promissory Note. The determination of the offering price will be subject to various factors, including, but not limited to, then-current market conditions and subsequent business, market and other developments affecting the Company and its markets.

Securities and Exchange Commission

July 13, 2021

The Company believes that the difference between the historical fair value of its common stock and the expected offering price is the result of the following factors:

●	Stock Market Conditions. The expected offering price will take into consideration the valuation and performance of companies that the underwriters believe will be comparable to the Company, as well as the recent performance of successful initial public offerings outside of the Company’s line of business.

●	Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Common Stock. The independent valuation reports received at grant dates for employees and vesting dates for non-employees reflected the illiquidity of the Company’s common stock at the time, as well as the uncertainty of an initial public offering. The expected offering price, on the other hand, represents the estimated fair value of freely tradable unrestricted common stock that will be sold in the public markets without discounts for illiquidity and lack of marketability.

●	Enhanced Balance Sheet and Financial Resources. The expected offering price assumes a successful offering which provides the Company with proceeds that (a) substantially strengthen the Company’s balance sheet as a result of increased cash and access to public company debt and equity markets and (b) increase the probability that the Company will be successful in its product development initiatives.

●	Product Development Milestones. Upon acquiring the product license, the Company developed a strategic plan for regulatory approvals and commercial launch of initially laboratory developed test (LDT) and longer-term plan to receive PMA approval from the FDA for EsoGuard and EsoCheck as an IVD device via clinical trials. Since that time, the Company has advanced the strategic plan and has initiated the product launch, expanded the product pipeline, and commenced a clinical trial to pursue an FDA approval for a medical device. Many of the significant business milestones were achieved after the price of the Promissory Note and a majority of the options were considered by the Company’s board of directors, as follows:

○	In June 2019, EsoCheck received 510(k) clearance from the FDA.

○	In September 2019, the Company entered into an agreement with a clinical research organization to assist with two ongoing clinical trials for EsoGuard and EsoCheck as an IVD.

○	In October 2019, the Company had a pre-submission meeting with the FDA seeking FDA guidance on the clinical development plan it was undertaking, consisting of a screening study and a case control study, in support of a future PMA submission to approve EsoCheck and EsoGuard as an IVD medical device. However, the Company did not enroll its first patient in the February 2020.

Securities and Exchange Commission

July 13, 2021

○	In December 2019, the Company’s contract laboratory partner became CLIA certified to perform the EsoGuard test and the first patients were tested.

○	In February 2020, the FDA granted the Company Breakthrough Device Designation for its EsoGuard Esophageal DNA Test.

○	In November 2021, CMS made a reimbursement determination for EsoGuard.

○	In May 2021, EsoCheck received CE Mark certification in Europe.

Conclusion

In light of the foregoing, the Company believes that the actions of the Company’s board of directors to estimate the fair value of its common stock complied with the requirements of Financial Accounting Standards Board’s Accounting Standards, the AICPA accounting and valuation guide and the Internal Revenue Code of 1986, as amended.

Business

Our Solution, page 48

7.	We note your disclosure that the EsoCheck capsule contains a textured balloon that when inflated inside the esophagus exposes ridges that have been shown to collect a greater amount of cellular material than predicate devices. Please expand your disclosure to provide the basis for your claim. In addition, revise your statement on page 50 that “Data to date suggest that the EsoGuard assay will identify cases along the entire spectrum of BE disease progression and will do agnostically and with diagnostic equivalence” to provide appropriate context with reference to the limited data available to date and to provide the basis for your claim.

The Company has revised the disclosure in the Registration Statement, as requested, to disclose the basis for, and provide appropriate context for, the claim that EsoCheck collects a greater amount of cellular material than predicate devices. Specifically, on pages 74 to 75 of the Registration Statement, the Company describes the results of a study comparing the EsoCheck device with the Hobbs Medical Cytology Brush, including the size of the study and a summary of the procedures employed.

Securities and Exchange Commission

July 13, 2021

The Company also has clarified the disclosure in the Registration Statement, as requested, to provide the basis and appropriate context for the claim that EsoGuard is highly accurate at identifying cases along the entire spectrum of BE disease progression (the Company has eliminated the statement that EsoGuard identifies cases “agnostically and with diagnostic equivalence”). In support of the revised claim, the Company describes a published study (the same published study referenced in response to Comment 2 above), including certain limitations of the study, that demonstrated that EsoGuard displays high sensitivity for detection of each stage of the disease spectrum. The Company has clarified the disclosure on pages 70 to 71 of the Registration Statement, as requested, to reflect the foregoing.

Intellectual Property, page 57

8.	Please revise to disclose the expiration dates for the patents within your patent portfolio.

The Company has revised the disclosure on pages 99 to 104 of the Registration Statement, as requested.

Guarantee and Security Pledge Agreement, page 85

9.	Please file the Amended Security and Pledge Agreement, as well as the Amended and Restated Guarantee, as exhibits to your registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

We respectfully advise the Staff that the Amended and Restated Security and Pledge Agreement and the Amended and Restated Guarantee have both been terminated. Accordingly, we respectfully submit that the agreements are no longer required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Note 1 - The Company and Description of the Business

Management Services Agreement, page F-21

10.	Please address the following with respect to your management services agreement:

●	You state on page 43 that PAVmed provides management, technical and administrative services to you, including without limitation services related to research and development activities, regulatory matters, manufacturing, marketing and commercialization activities, financial and accounting matters, and legal matters pursuant to a management services agreement. We note that agreements with related parties are by definition not arms length. Please include a footnote that states management’s estimate of what the expenses would have been if the company had operated on a stand alone basis. Refer to Staff Accounting Bulletin 1B.

Securities and Exchange Commission

July 13, 2021

●	You state on page F-10 that you recognized as general and administrative expense $600,000 and $90,000 in the nine months ended September 30, 2019 and period from May 8, 2018 to December 31, 2018, in connection with the Master Services Agreement. Please confirm that none of the expenses relate to other than general and administrative expenses such as research and development activities which should be presented outside general and administrative expense in the line items on the financial statements. Refer to your disclosure on page 43 relating to the services provided by PAVmed in connection with the management services agreement.

●	Clarify if the master services agreement is synonymous with the management services agreement. If not, please disclose the terms and provisions of the master services agreement in the filing and include the agreement as an exhibit.

With respect to the first bullet point of this comment, the contractual amounts are derived from a process of making a reasonable good faith estimate of PAVmed staff time dedicated to the Company’s activities and applying that percentage of time against the incurred fully burdened compensation and related costs of such employees. The amounts have increased as more PAVmed employees have been hired and are working on Lucid matters, principally with respect to the efforts expended on the Company’s regulatory, reimbursement, and commercialization efforts. We believe the methodology used to calculate the MSA fee is reasonable. We note, in this regard, the Company’s board of directors includes a designee of CWRU, who would be considered independent and disinterested with respect to the transaction between the Company and PAVmed, and who voted to approve the MSA. As such, while the entry into, and amendment of, the MSA is a related party transaction, it has been subject to third party review and approval.

Pursuant to Staff Accounting Bulletin 1B, the Staff has required footnote disclosure, when practicable, of management’s estimate of what the expenses would have been on a stand alone basis. In the instant case, the Company believes it is impracticable to determine what such expenses would have been. As described above, the Company shares resources with its parent, PAVmed. PAVmed’s employees did not separately track the time spent by them on PAVmed’s and the Company’s activities. Accordingly, there are no records capable of being audited that could be used to prepare estimates of the time spent by PAVmed’s employees on the Company’s business. Furthermore, without the ability to rely upon the MSA, the Company’s personnel requirements may have been staffed in a different manner, particularly in those circumstances where a part-time staffing requirement of the Company was satisfied through the shared use of a full-time salaried employee of PAVmed. The Company, if operated on a stand alone basis, may have used entirely consultants, entirely dedicated staff, or some combination thereof, and there is no practicable way to determine what the allocation would have been. In addition, the salaries of the employees performing various functions may have differed, as certain of the PAVmed staff who performed such functions had multiple responsibilities, some of which were completely unrelated to the Company’s business. Due to these factors, it would place an undue burden on the Company to prepare estimated expenses for the Company on a stand-alone basis, especially in light of the fact that the MSA was approved by a disinterested director.

Securities and Exchange Commission

July 13, 2021

The Company has revised the Registration Statement to add disclosure relating to the Company’s method of determining the fees under the management services agreement and to state that it is impracticable to obtain an estimate of the expenses that would have been incurred if the Company was operated on a stand-alone basis.

With respect to the second bullet point of this comment, from commencement of operations on May 12, 2018 through December 31, 2018, the principal activities of the Company were executive management efforts to assess and analyze the development of a business case with respect to the commercialization opportunities of the licensed novel complex proprietary intellectual property; determining a commercial launch plan; and establishing a longer-term regulatory and insurance reimbursement strategy. Consequently, for the period beginning at inception of company operations and through December 31, 2018, the MSA fee was recognized as general and administrative expense in the Company’s stand-alone legal entity financial statements.

During 2019, the principal activity of the Company was to execute the strategy developed in 2018. This included expanding PAVmed’s personnel devoted to the effort and resulted in subsequent amendments to the MSA for activities that are reflective of product development and clinical costs. The Company has evaluated the activities of the various personnel delivering services to the Company under the MSA to reasonably allocate the costs incurred to either (a) general administrative or (b) clinical and research. The audited financial statements for the years ended December 31, 2020 and 2019 and the unaudited financial statements for the three months ended March 31, 2021 appropriately reflect and disclose the respective costs.

With respect to the third bullet point of this comment, the “Master Service Agreement” referenced in the Registration Statement is synonymous with MSA. The Company has revised the Registration Statement to replace references to the “Master Service Agreement” with references to the actual title of the MSA.

Financial Statements for the period ended December 31, 2018

Note 3- Agreements Related to Acquired Intellectual Property Rights

Patent License Agreement-Case Western Reserve University, page F-28

11.	You state that the CWRU License Agreement provides for potential payments upon the achievement of certain product development and regulatory clearance milestones. In addition, you state that you will be required to pay a minimum annual royalty commencing the year after the first commercial sale of products. Please quantify the amounts in which you may be required to pay and the respective conditions that would require payment of the milestones as well as the minimum royalty or tell us why additional disclosure is not required.

The Company has revised the disclosure on pages 105 and 134 of the Registration Statement, as requested.

Securities and Exchange Commission

July 13, 2021

General

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company will supplementally provide to the Staff copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

* * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz

Eric T. Schwartz

cc:	Mr. Dennis M. McGrath